Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2009

Operating revenues	$8,122
Fuel, purchased power and delivery fees	(3,941)
Net gain from commodity hedging and trading activities	3,435
Operating costs	(680)
Depreciation and amortization	(1,127)
Selling, general and administrative expenses	(740)
Franchise and revenue-based taxes	(110)
Impairment of goodwill	(8,070)
Other income	65
Other deductions	(732)
Interest income	54
Interest expense and related charges	(3,777)

Loss before income taxes	(7,501)

Income tax expense	(248)

Net loss	(7,749)

Net (income) loss attributable to noncontrolling interests	—

Net loss attributable to EFC Holdings	$(7,749)